SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                             AMENDMENT NO. 1 TO
                                SCHEDULE 13D
                               (RULE 13D-101)



         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)




                         AVIS GROUP HOLDINGS, INC.
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                              (NAME OF ISSUER)

               CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                       (TITLE OF CLASS OF SECURITIES)

                                053790 10 1
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                               (CUSIP NUMBER)

                            Cendant Corporation
                             9 West 57th Street
                          New York, New York 10019
                               (212) 413-1800
                          Attention: Eric J. Bock
                         Senior Vice President, Law
                          and Corporate Secretary

                                  Copy to:

                         Patricia Moran Chuff, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Rodney Square
                         Wilmington, Delaware 19801
                               (302) 651-3000
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               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                             November 11, 2000
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          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o.

                  This Amendment No. 1 to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D, dated August 22, 2000 (the "Statement"), filed by Cendant Corporation, a Delaware corporation ("Cendant"), with respect to the class A common stock, par value $0.01 per share (the "Common Stock"), of Avis Group Holdings, Inc., a Delaware corporation (the "Issuer"). Terms used but not defined herein have the meanings ascribed to such terms in the Statement.

ITEM 4.   PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended and supplemented to add the following:

                  This Amendment No. 1 is being filed to report that on November 11, 2000, Cendant, PHH Corporation, a Maryland corporation, Avis Acquisition Corp., a Delaware corporation ("Acquisition") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for Cendant to acquire all of the outstanding shares of Avis that are not currently owned by Cendant at a price of $33.00 per share in cash.

                  Pursuant to the Merger Agreement, Acquisition will be merged with and into Avis (the "Merger"), on the terms and subject to the conditions set forth in the Merger Agreement. Upon completion of the Merger, Avis will become an indirect wholly owned subsidiary of Cendant. The Merger is conditioned upon, among other things, approval of the Merger by a majority of the votes cast by Avis stockholders who are unaffiliated with Cendant, receipt of regulatory approvals and other customary closing conditions. A copy of the Merger Agreement and the joint press release issued by Cendant and the Issuer on November 13, 2000 announcing execution of the Merger Agreement are filed herewith as Exhibits 1 and 2, respectively.

ITEM 7.                    MATERIALS TO BE FILED AS EXHIBITS.

                  Item 7 of the Statement is hereby amended and supplemented to add the following:

Exhibit                              Description

 1 Agreement and Plan of Merger, dated as of November 10, 2000, among Cendant Corporation, PHH Corporation, Avis Acquisition Corp. and Avis Group Holdings, Inc.

 2 Press Release issued by Cendant Corporation and Avis Group Holdings, Inc., dated November 13, 2000.


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2000                   CENDANT CORPORATION
                                            CENDANT CAR HOLDINGS, INC.
                                            CENDANT CAR RENTAL, INC.
                                            HFS CAR RENTAL HOLDINGS, INC.
                                            CENDANT FINANCE HOLDING CORPORATION




                                            /s/ James E. Buckman
                                            -----------------------------------
                                                 James E. Buckman
                                                 Vice Chairman, General Counsel
                                                     and Assistant Secretary


                               EXHIBIT INDEX

Exhibit                           Description

1 Agreement and Plan of Merger, dated as of November 11, 2000, among Cendant Corporation, PHH Corporation, Avis Acquisition Corp. and Avis Group Holdings, Inc.

2 Joint Press Release issued by Cendant Corporation and Avis Group Holdings, Inc., dated November 13, 2000.